                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            --------------------

                               AMENDMENT NO. 1

                              (FINAL AMENDMENT)

                                     to

                               SCHEDULE 14D-1


             Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934


                  SEVEN-UP/RC OF SOUTHERN CALIFORNIA, INC.
                          (Name of Subject Company)

                            --------------------

                            DPB ACQUISITION CORP.

                     DR PEPPER BOTTLING COMPANY OF TEXAS

                                  (Bidders)

                            --------------------

                        Common Stock, $.01 par value
                       (Title of Class of Securities)

                            --------------------

                                 818043 10 1
                    (CUSIP number of Class of Securities)

                            --------------------


                                Jim L. Turner
                     Dr Pepper Bottling Company of Texas
                          2304 Century Center Blvd.
                            Irving, Texas  75062


         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Bidders)

                            --------------------

                                  Copy to:

                            R. Scott Cohen, Esq.
                         Weil, Gotshal & Manges LLP
                       100 Crescent Court, Suite 1300
                          Dallas, Texas 75201-6950

                            --------------------

                          CALCULATION OF FILING FEE

================================================================================
TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
     $72,000,000                                                $14,400
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 5,000,000 shares of common stock, $.01 par value ("Shares"), which number represents all of the outstanding Shares as of February 28, 1997, and 1,000,000 Shares issuable upon the exercise of all outstanding options and warrants, at a net price per Share of $12.00 in cash.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:  $14,400             Filing Party:  DPB Acquisition Corp. and
Form or Registration No.:  Schedule 14D-1      Dr Pepper Bottling Company of Texas
                                                   Date Filed:  March 7, 1997

                               Page 1 of 6 Pages
                      Exhibit Index is located on Page 6

CUSIP NO. 818043 10 1               14D-1                      Page 2 of 6 Pages



--------------------------------------------------------------------------------------------------------------------
                    NAME OF REPORTING PERSON
       1            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                            DPB Acquisition Corp.
--------------------------------------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       2                                                                                                    (a)  [ ]
                                                                                                            (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
                    SEC USE ONLY
       3
--------------------------------------------------------------------------------------------------------------------
                    SOURCE OF FUNDS
       4                    AF
--------------------------------------------------------------------------------------------------------------------
       5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f).      [ ]

--------------------------------------------------------------------------------------------------------------------
       6            CITIZENSHIP OR PLACE OF ORGANIZATION
                            State of Delaware
--------------------------------------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       7              PERSON
                            0%
--------------------------------------------------------------------------------------------------------------------
       8            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                         [ ]

--------------------------------------------------------------------------------------------------------------------
       9            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                            0%
--------------------------------------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON
      10                    CO
--------------------------------------------------------------------------------------------------------------------

CUSIP NO. 818043 10 1                14D-1                     Page 3 of 6 Pages

--------------------------------------------------------------------------------------------------------------------
                    NAME OF REPORTING PERSON
       1              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                         Dr Pepper Bottling Company of Texas
--------------------------------------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       2                                                                                                    (a)  [ ]
                                                                                                            (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
                    SEC USE ONLY
       3
--------------------------------------------------------------------------------------------------------------------
                    SOURCE OF FUNDS
       4                    BK
--------------------------------------------------------------------------------------------------------------------
       5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f).      [ ]

--------------------------------------------------------------------------------------------------------------------
       6            CITIZENSHIP OR PLACE OF ORGANIZATION

                            State of Texas
--------------------------------------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       7              PERSON
                            0%
--------------------------------------------------------------------------------------------------------------------
       8            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                         [ ]


--------------------------------------------------------------------------------------------------------------------
       9            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                            0%
--------------------------------------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON
      10                    CO
--------------------------------------------------------------------------------------------------------------------

                                  TENDER OFFER

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed on March 7, 1997 by DPB Acquisition Corp., a Delaware corporation ("Purchaser"), and Dr Pepper Bottling Company of Texas, a Texas corporation ("Parent"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.01 par value (the "Shares"), of Seven-Up/RC Bottling Company of Southern California, Inc., a Delaware corporation (the "Company"), at $12.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

ITEM 6.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

         The response to Item 6 is amended by the addition of the following:


         The Offer expired at 12:00 MIDNIGHT, New York City time, on Thursday, April 3, 1997. Following the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. The Purchaser was informed by the Depositary that 4,071,961 Shares (approximately 77% of the issued and outstanding Shares) were validly tendered and not withdrawn pursuant to the Offer, including 294,970 Shares tendered pursuant to the procedure for guaranteed delivery.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Statement is supplemented by adding thereto the following information:

         (a)(9)  Text of Press Release, dated April 4, 1997.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 1997

                                   DPB ACQUISITION CORP.



                                   By:     /s/ Jim L. Turner
                                      ----------------------------------------
                                        Jim L. Turner, President


                                   DR PEPPER BOTTLING COMPANY OF TEXAS



                                   By:     /s/ Jim L. Turner
                                      ----------------------------------------
                                        Jim L. Turner, President

                                EXHIBIT INDEX


Exhibit

99.(a)(9)   Text of Press Release, dated April 4, 1997